                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                 Commission File No.:  333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.


Michael Capellas, Chairman and CEO of Compaq, sent the following e-mail message to Compaq employees on March 6, 2002.

To: Compaq Global Team

From: Michael Capellas

Subject: FTC and ISS approvals


We passed two more important milestones in our proposed merger with HP on Wednesday. The Federal Trade Commission approved the merger in the United States. And Institutional Shareholders Services (ISS) recommended that its clients who hold Compaq shares vote for the merger. This clears the way for Compaq and HP to focus all of our efforts on winning our respective shareholder votes.

The FTC decision came after a thorough examination of the transaction. The commission reviewed mounds of data provided by Compaq and HP and talked to partners, competitors and customers. They concluded that the merger does not raise anti-trust concerns, reinforcing our position that the merger will have a beneficial effect on information technology competition in the United States.

The European Commission reached the same conclusion in January.

The ISS report on Compaq was not as controversial as its report on HP on Tuesday, but their recommendation is still a very important accomplishment. ISS acknowledged the debate among HP shareholders but said that "there is near-unanimity on the desirability of the deal from Compaq's perspective... [W]e believe the merger agreement warrants shareholder support."

Both decisions were the result of months of hard work by employees across the company. Our FTC team, for example, included 125 Compaq people. They gathered and reviewed 12.5 million pages of documents, and shipped 864 boxes of material to the FTC. They interviewed 362 employees to obtain documents. And they collected, analyzed and compiled the huge amounts of data necessary to prepare hundreds of pages of narrative responses to FTC questions about the industry and the company.

Much of this work was done within 51 days of receiving the FTC's second request for information -- a period that included the Thanksgiving and Christmas holidays.

I want to thank all of those who helped with the FTC and ISS processes.

As I said in my note yesterday, we're gratified by these approvals, but we're not taking anything for granted. The shareholder vote is less than two weeks away. Both Compaq and HP will continue to reach out to our shareholders and outline the compelling logic behind this merger. We will also continue to communicate with you -- as employees and shareholders -- throughout that process.

Michael

FORWARD LOOKING STATEMENT

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2001, HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a Registration Statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.